Exhibit 99.1

Notice of Extraordinary General Meeting
to be held on 17 December 2012

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible. If you have sold or transferred only part of your holding of ordinary shares in ICON, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected as to the action you should take.

This document should be read as a whole. This document does not constitute or form part of any offer or invitation to sell or issue or a solicitation of any offer to acquire, purchase or subscribe for ordinary shares in any jurisdiction.

The Company currently has a secondary listing on the Irish Stock Exchange. For this reason, the Company is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PART I:	LETTER FROM THE CHAIRMAN OF ICON PLC

PART II:	TAX INFORMATION IN RESPECT OF THE PROPOSALS

PART III:	DEFINITIONS

APPENDIX:	NOTICE OF EXTRAORDINARY GENERAL MEETING

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	Date

Latest time and date for receipt of Forms of Proxy for Ordinary Shareholders for Extraordinary General Meeting	13 December 2012 (6 p.m. GMT)

Extraordinary General Meeting	17 December 2012 (3 p.m. GMT)

Expected last day of dealings in Shares on Irish Stock Exchange	29 January 2013

Expected date of ISE Delisting (with effect from 6.30 a.m. (GMT) on that date)	30 January 2013

Expected date of termination of ADR Programme (with effect from close of business in New York)	1 February 2013

Expected date on which Shares are disabled in CREST (with effect from close of business in Ireland)	1 February 2013

Expected date of commencement of direct trading of Shares on NASDAQ	4 February 2013

Notes:

(1)	If any of the above time and/or dates change, the revised times and dates will be notified to Shareholders by an announcement through a regulatory information service recognised by the ISE.

(2)	The ISE Delisting is not subject to the approval of Shareholders.

PART I:

LETTER FROM THE CHAIRMAN

Directors:	Registered Office:

Bruce Given (Chairman, non-executive)	South County Business Park
Ciaran Murray (chief executive officer, director)	Leopardstown
Dr. John Climax (non-executive)	Dublin 18
Dr. Ronan Lambe (non-executive)	Ireland
Thomas Lynch (non-executive)
Dermot Kelleher (non-executive)
Declan McKeon (non-executive)
Cathrin Petty (non-executive)

16 November 2012

To Shareholders and, for information only, to holders of options to subscribe for Shares

Proposed replacement of NASDAQ listing for ADSs with direct NASDAQ listing for ICON Shares and taking of all relevant ancillary steps (including the termination of the ADS facility and amendment of certain provisions of the Articles of Association of the Company). In addition this Circular informs Shareholders about the proposed Cancellation of the Secondary Listing of ICON Shares from the Official List of the Irish Stock Exchange.

Dear Shareholder

1.	Introduction

The Board of ICON has conducted a review of the Company’s share trading arrangements with the objective of ensuring that the trading arrangements in place are appropriate to the size, scale and locations of the ICON business, are conducive to supporting a liquid market in ICON Shares and enhance the ICON profile and attractions for a wide range of international investors, and that the costs and maintenance of the associated trading arrangements are proportionate to the expected benefits.

This review has concluded that replacing the Company’s ADR Programme with a direct listing of the Shares on NASDAQ is appropriate and should benefit ICON and its Shareholders and that, given the very low levels of liquidity in ICON Shares on the ISE, it is also appropriate to effect the cancellation of the Secondary Listing of the Shares on the Official List of the Irish Stock Exchange at this time. Further detail on the reasons for these proposals and on the expected benefits is set out in sections 2 and 3 of this letter.

The principal purposes of this Circular are to:

	(i)	seek Shareholder approval at an EGM to certain resolutions related to the proposed termination of ICON’s ADR Programme and the proposed Conversion to Direct Listing on NASDAQ;

(ii)
provided the ADR Programme is terminated and that there is a Conversion to Direct Listing on NASDAQ, to inform certain Shareholders of the actions they should take to enable them to hold Shares listed on NASDAQ; and

	(iii)	provide you with further information in relation to the ISE Delisting which ICON intends to proceed with regardless of (i) and (ii) above.

2.	Background and reasons for the Conversion to Direct Listing on NASDAQ

The Board of ICON believes that the Conversion to Direct Listing on NASDAQ is in the best interests of ICON and its Shareholders and should increase the Company’s attractiveness to a wider international investor base and improve liquidity for ICON’s shareholders. The Board expects the following benefits to be brought about as a result of the Conversion to Direct Listing on NASDAQ:

(i)
ICON is currently included in only a small selection of stock indices. There are a number of prominent indices where ICON meets the inclusion criteria, except for the minimum daily liquidity requirement. In calculating this requirement, some of these indices exclude volume associated with ADRs in which the vast majority of volume in ICON Shares is currently traded. Accordingly, the Conversion to Direct Listing on NASDAQ should lead to this daily liquidity criteria being met, and hence could allow ICON to be considered for inclusion on these indices. It is the Board’s opinion that inclusion on some of these high profile indices could increase daily liquidity in the shares, which it believes would be beneficial to all Shareholders.

(ii)
Under Irish Company law, ICON can only execute a buyback of Shares and cannot directly purchase ADRs. This has caused a number of complexities when structuring and implementing the Company’s recent buyback programme. By having a direct listing of its Shares on NASDAQ, the Company will have considerably more flexibility in the execution of any future buy back programmes.

(iii)
ICON Shares are held predominantly by international fund managers. It is the Board’s belief that having the majority of its stock trade in ADRs limits the pool of potential investors due to restrictions of some funds in holding ADRs. The Board therefore believes that Conversion to Direct Listing on NASDAQ should expand ICON’s potential investor pool.

These changes (and the proposed ISE Delisting) will not impact on the on-going business operations of the Company. In particular, ICON will remain headquartered, incorporated and resident for tax purposes in Ireland.

3.	Background to and reasons for the ISE Delisting

On 1 November 2012, the Company announced, as part of its Quarter 3 2012 earnings call, that it intends to withdraw from the Irish Stock Exchange. As ICON’s listing on the Irish Stock Exchange is a Secondary Listing only, the ISE Delisting requires a minimum 20 business days notice to the ISE but does not require Shareholder approval.

Since listing on the ISE in 1999, ICON’s international operations and profile have grown rapidly and now the vast majority of ICON Shares are held by non-Irish investors and are traded on NASDAQ. This has resulted in very low levels of trading in ICON Shares on the ISE. The Board is of the opinion that it is not worthwhile for ICON, or its Shareholders, to retain the Secondary Listing for such a low volume of trading. To illustrate: the average daily volume of ICON Shares traded for the 12 month period ended 31 October 2012 was 193,131 ADRs on NASDAQ compared with 5,671 Shares on the ISE.

As a result of its Secondary Listing in Ireland, ICON is required to comply with the UK Corporate Governance Code which, as a company whose listed peers are predominantly US companies, can cause competitive disadvantage. For example, as an organisation with significant US operations, the Company is interested in recruiting suitably qualified US non-executive directors to the Board. The UK Corporate Governance Code provides that non-executive directors should not receive stock options. However NASDAQ Corporate Governance Rules do not provide that non-executive directors should not be granted stock options. As US non-executive directors expect to receive stock option grants, these candidates can be reluctant to join a board without a stock option grant equivalent to the grant they would get from a US company. The Board remains committed to a high standard of corporate governance and ceasing to be subject to the UK Corporate Governance Code will not change this but it will however eliminate certain difficulties faced by ICON as a currently dual listed company as a result of being subject to two different governance codes with different rules (see section 5 for more detail).

These factors, and the costs and administration associated with the ISE listing, have led the Board to conclude that the Secondary Listing is no longer in the best interests of ICON or its Shareholders.

As the ISE Delisting does not require Shareholder approval, the Board will retain the discretion as to whether to proceed with the ISE Delisting notwithstanding the result of the EGM but the Board does intend to proceed with the ISE Delisting irrespective of the results of the EGM.

4.	Extraordinary General Meeting to approve the Conversion to Direct Listing on NASDAQ

The Notice of Extraordinary General Meeting of the Company to be held at ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland on 17 December 2012 at 3 p.m. (GMT) is set out at the end of this document.

The following Resolutions are proposed for consideration at the Extraordinary General Meeting:

Resolution 1 - Approval for ADR Programme Termination and Conversion to Direct Listing on NASDAQ

Approval is being sought for the Conversion to Direct Listing on NASDAQ (being the termination of the ADR Programme and replacement with a direct NASDAQ listing for the Shares).

To be effective Resolution 1 requires the approval of a simple majority of the votes cast by Shareholders present in person or by proxy at the EGM.

Resolution 1 is conditional on Resolution 2 and Resolution 3 being approved at the EGM by not less than 75 per cent of the votes cast by Shareholders present in person or by proxy.

Resolution 2 - Changes to the Articles of Association of the Company to facilitate the Conversion to Direct Listing on NASDAQ

In order to facilitate the Conversion to Direct Listing on NASDAQ, it is proposed to amend the Articles of Association of the Company as follows:

(i) amend the transfer provisions with respect to the form of instrument of transfer required for the transfer of an ICON Share;

(ii) set out the necessary mechanics for stamp duty with respect to any chargeable transfers of ICON Shares;

(iii) remove provisions relating to the ISE which will be redundant following the Cancellation of the Secondary Listing;

(iv) insert provisions to facilitate future share buy-backs by the Company (including an ability to effect such buy backs by way of redemption); and

(v) insert administrative provisions with regard to holding and maintaining share registers.

The proposed form of Articles of Association of the Company with the above changes (together with a redline showing the changes from the current Articles of Association which are in operation now) are available for inspection on the Company’s website and at the registered office of the Company. They will also be available at the EGM.

Resolution 2 therefore proposes to amend the current Articles of Association of the Company to achieve the above.

To be effective Resolution 2 requires the approval of not less than 75 per cent of the votes cast by Shareholders present in person or by proxy at the EGM.

Resolution 2 is conditional on (i) Resolution 1 being approved at the EGM by a simple majority of the votes cast by Shareholders present in person or by proxy and (ii) Resolution 3 being approved at the EGM by not less than 75 per cent of the votes cast by Shareholders present in person or by proxy.

Resolution 3 - Buy-back Resolution

At the last AGM the Board was granted the ability, by reference to price on the ISE, to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company. Now that the Secondary Listing for ICON Shares is to be cancelled, the Board is recommending that a new authority be obtained to effect buy-backs on NASDAQ and by reference to price on NASDAQ should the market conditions make this an attractive proposition for the Company.

To be effective Resolution 3 requires the approval of not less than 75 per cent of the votes cast by Shareholders present in person or by proxy at the EGM.

Resolution 3 is conditional on (i) Resolution 1 being approved at the EGM by a simple majority of the votes cast by Shareholders present in person or by proxy at the EGM and (ii) Resolution 2 above being approved at the EGM by not less than 75 per cent of the votes cast by Shareholders present in person or by proxy. The buyback authority being sought in Resolution 3 will expire at the earlier of 16 June 2014 or the annual general meeting of the Company to be held in 2013.

5.	Regulatory and Compliance Consequences of the ISE Delisting

As the Company currently has a Secondary Listing on the Irish Stock Exchange, it is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange.

The Conversion to Direct Listing on NASDAQ and the ISE Delisting will not, we believe, have material implications for the continuing obligations regime currently applicable to ICON:

(i) The Company will continue to be obliged to comply with NASDAQ Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules that apply to a Foreign Private Issuer;

(ii)
The Company will continue to be subject to the informational requirements of the US Securities Exchange Act of 1934 to file reports and other information with the SEC that apply to a Foreign Private Issuer;

(iii)
Irish Company Law requirements will continue to apply to the Company as an Irish incorporated company. While the shareholder notification obligations in the Transparency Regulations will no longer apply (which require certain acquisitions to be announced on the ISE), notification requirements under the Irish Companies Acts, more particularly Section 67 of the Companies Act 1990, which requires shareholders to, inter alia, notify the Company itself where a 5% interest or more of the nominal value of the share capital is acquired or disposed of, will apply in their stead (and the Company is in turn obliged to keep a register of same that is open for inspection to Shareholders);

(iv) The Company will continue to be subject to the Irish Takeover Rules; and

(v) The Prospectus Regulations will continue to apply to any offer of securities to the public within the EU.

There are however a number of areas where the ISE Delisting will have an impact, primarily related to the cessation of ICON’s status as an Irish company with a listing on a regulated market in the EU, including:

(i)
The Company will no longer be required to comply with the continuing obligations of the ISE Listing Rules or the UK Corporate Governance Code. ICON is currently subject to both (i) the corporate governance rules applicable to Foreign Private Issuers on NASDAQ and (ii) the UK Corporate Governance Code which is not ideal as they differ on some key governance issues such as director independence. The Board remains committed to a high standard of corporate governance and feels that the corporate governance rules applicable to Foreign Private Issuers on NASDAQ are the most appropriate rules for the Company to follow going forward;

(ii) Certain of the European regulations applicable to such listed companies will cease to apply to ICON, such as the Transparency Regulations;

(iii)
The Irish Market Abuse Regulations will no longer apply to the Company. However, SEC Rule 10b-5 (codified at 17 C.F.R. 240.10b-5), which generally prohibits insider trading on the basis of material, non-public information, and specifically prohibits acts, statements or omissions that are materially misleading or that result in fraud or misrepresentation, in connection with the purchase or sale of a security, will continue to apply; and

(iv)
The provisions inserted into Irish Company law by the Shareholders Rights Regulations, which, inter alia, give Shareholders holding a 3% stake in the Company the ability to put items on the agenda, will no longer apply to the Company.

6.	Action to be taken in respect of the Extraordinary General Meeting

Voting at the Extraordinary General Meeting

Shareholders listed on the Company’s register at 6 p.m. (GMT) on 13 December 2012 shall be entitled to participate at the EGM and to vote in person or by proxy.

Form of Proxy

Enclosed with this document is a Form of Proxy. Please complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person. To be valid the Form of Proxy must be deposited as follows:

●
Proxies for registered holders of American Depositary Shares must be received by the ADR depositary, The Bank of New York Mellon, no later than close of business in New York on 11 December 2012. Details of how registered holders of American Depositary Shares can vote by telephone or over the Internet are provided on the separate proxy form provided to them by The Bank of New York Mellon.

●
Proxies for registered holders of Shares must be deposited at the registered office of the Company or, at the member’s option, with the Company’s registrar, Computershare Investor Services (Ireland) Limited, no later than 6 p.m. (GMT) on 13 December 2012. Alternatively, Ordinary Shareholders may register their proxy appointment and voting instructions electronically. Further instructions on how Shareholders may register their proxy appointment or vote electronically are set out in the notes to this notice of the meeting and in the notes to the enclosed Form of Proxy.

The completion and lodging of the Form of Proxy will not prevent Shareholders from attending and voting in person at the meeting should they so wish.

7.	Action to be taken if the proposed Resolutions are passed

Depending on the manner in which you hold your Shares or ADSs you may be required to take certain actions, following the EGM, in order to effect the Conversion to Direct Listing on NASDAQ in respect of your holding. Assuming the Resolutions are passed, if you are a Shareholder or holder of ADSs who is required to take action you will receive a direct mailing explaining what is required; for information purposes this section contains a summary of the proposed mailings.

Following the Conversion to Direct Listing on NASDAQ, Shareholders can hold Shares through a broker or other nominee (who in turn holds the relevant Shares through DTC) or in certificated form. The relevant different categories of Shareholders are considered at (i), (ii), (iii) and (iv) below.

(i)
Holders of ADSs who, on the Record Conversion Date, hold ADSs through DTC will not receive any mailing as they are not required to take any action. Those holders will be automatically converted to holding Shares, through DTC, and no action is required on their part.

(ii)
Shareholders holding a direct interest in ADSs in registered form on the Record Conversion Date will receive a mailing enclosing an ordinary share certificate in respect of the Shares to which they are entitled as a result of the Conversion to Direct Listing on NASDAQ.

(iii)
Shareholders holding a direct interest in Shares in certificated form on the Record Conversion Date will continue to do so, without any further action. These Shareholders who hold Shares directly will, following the ISE Delisting, no longer have an ability to trade their Shares on the Irish Stock Exchange.

(iv)
Shareholders who, on the Record Conversion Date, hold their Shares through a broker or other nominee who in turn hold the Shares through CREST will not receive a direct mailing – instead the relevant CREST nominee will receive a mailing with the following choices (i) transfer their holding of Shares into DTC or (ii) hold the Shares in certificated form. If a response is not received back by the stipulated deadline, an ordinary share certificate will be issued to the CREST nominee.

IF YOU ARE A SHAREHOLDER WHOSE SHARES ARE NOT HELD THROUGH DTC FOLLOWING THE CONVERSION TO DIRECT LISTING ON NASDAQ (BEING CATEGORIES (ii) and (iii) ABOVE AND HOLDERS IN CATEGORY (iv) ABOVE WHO DO NOT ELECT TO TRANSFER INTO DTC) YOU ARE RECOMMENDED TO CONTACT A BROKER WITH A VIEW TO ARRANGING THAT YOUR SHARES BE HELD THROUGH DTC AS YOUR ABILITY TO TRADE SUCH SHARES AND THE LIQUIDITY OF YOUR INVESTMENT MAY BE ADVERSELY AFFECTED.

If you have any queries on how your shares can be traded in the future please contact Erina Fox, Company Secretarial Associate in ICON at erina.fox@iconplc.com or + 353 1 291 4529.

8.	Taxation and Stamp Duty Matters

I refer you to Part II of this Circular headed “Tax Information in Respect of the Proposals” which outlines the position in relation to certain US and Irish taxation matters.

9.	Timing

As described above, it is intended that the first day of direct trading of Shares on NASDAQ will be Monday, 4 February 2013. It is intended that trading on the ISE will shut down with effect from 6.30 a.m. (GMT) on Wednesday, 30 January 2013. Therefore there will be a 3 day period where it will not be possible to trade your Shares. If you wish to trade your Shares during this period, you should contact the Company via erina.fox@iconplc.com.

10.	Further Information

FOR FURTHER INFORMATION PLEASE CONTACT:

If you have any queries with regard to the matter referred to in the Circular please contact Erina Fox, Company Secretarial Associate in ICON at erina.fox@iconplc.com or + 353 1 291 4529.

11.	Recommendation

Your Board believes that the Resolutions to be proposed at the EGM are in the best interests of the Company and its Shareholders as a whole. Accordingly, your Board unanimously recommend that you vote in favour of the Resolutions as they intend to do so themselves in respect of all the Shares held or beneficially owned by them (as of 9 November 2012 the Board held in total 1,609,672 Shares, representing approximately 2.69% of the issued ordinary share capital of the Company on that date).

Yours sincerely,

Dr. Bruce Given,
Chairman

Part III:

TAX INFORMATION IN RESPECT OF THE PROPOSALS

Certain Irish taxation and stamp duty matters relating to the holding of Shares

The information set out in these paragraphs is intended as a brief and general guide only based on current legislation and the current published practice of the Revenue Commissioners of Ireland. Legislative, administrative or judicial changes may modify the tax consequences described below. The statements do not constitute tax advice and are intended only as a general guide. This information relates only to the certain limited aspects of the Irish taxation treatment for the holders of Shares or ADSs. It is intended to apply only to persons who are absolute beneficial holders of Shares or ADSs and who hold them as investments (and not as securities to be realised in the course of a trade). The information set out below may not apply to certain holders of Shares or ADSs such as dealers in securities, insurance companies and those holders who have (or are deemed to have) acquired their Shares or ADSs by virtue of an office or employment. Such persons may be subject to special rules. This summary is not exhaustive and holders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions.

Irish tax on chargeable gains

Chargeable gains in connection with the Conversion to Direct Listing on NASDAQ

The Conversion to Direct Listing on NASDAQ for those Shareholders who, prior to the relevant effective time, held ADSs will have no consequences for Irish chargeable gains purposes as a holder of an ADR is regarded for Irish chargeable gains purposes as having a beneficial interest in the underlying shares.

Chargeable gains on a disposal of Shares following the Conversion to Direct Listing on NASDAQ

A liability to Irish tax on chargeable gains on a disposal of Shares depends on the individual circumstances of each shareholder.

(i)	Non - Irish resident shareholders

Shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the disposal of their Shares.

(ii)	Irish resident shareholders

Shareholders that are resident or ordinarily resident in Ireland for tax purposes, or shareholders that hold their Shares in connection with a trade or business carried on by such persons through a branch or agency will, subject to the availability of any exemptions and reliefs, be subject to Irish tax on capital gains at the current rate of 30% if they dispose of their Shares. Shareholders falling into this category should, at the appropriate time, consult their own tax advisers as to the tax consequences of such a disposal.

Stamp duty in respect of transfer of Shares following the Conversion to Direct Listing on NASDAQ

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee. Irish stamp duty may, depending on the manner in which the Shares are held, be payable in respect of transfers of Shares.

Shares held through DTC

A transfer of Shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. On the basis that most Shares are expected to be held through DTC, it is anticipated that most transfers of Shares will be exempt from Irish stamp duty.

Shares held outside of DTC or transferred into or out of DTC

A transfer of Shares where any party to the transfer holds such Shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their Shares into or out of DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such Shares; and
•	the transfer into or out of DTC is not effected in contemplation of a subsequent sale of such Shares to a third party.

In order to benefit from this exemption from Irish stamp duty, the seller must confirm to ICON that there is no change in the ultimate beneficial ownership of the Shares as a result of the transfer and there is no agreement for the sale of the Shares by the beneficial owner to a third party being contemplated.

A written instrument of transfer is required under Irish law in order for a transfer of the legal ownership of shares to be registered on our official share register which is maintained in Ireland. Such instruments of transfer may be subject to Irish stamp duty, which must be paid prior to the official share register being updated. A holder of ordinary shares who holds shares through DTC will not be the legal owner of such shares (instead, the depository (for example, Cede & Co., as nominee for DTC) will be the holder of record of such shares).

Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in ICON’s official share register, i.e., the nominee of the depository will remain the record holder of such shares.

Irish tax obligations of the Company on the making of a dividend payment (or other distribution)

ICON does not currently intend to pay dividends to its shareholders or make other forms of distribution. A payment of a dividend/ other distribution by an Irish resident entity is subject to dividend withholding tax at the current rate of 20% (subject to applicable exemptions).

Capital acquisitions tax

Irish capital acquisitions tax (“CAT”) is comprised of gift tax and inheritance tax. CAT could apply to a gift or inheritance of Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because ICON Shares are regarded as property situated in Ireland as ICON’s share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT. CAT is levied at a rate of 30% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes.

U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax consequences of the Conversion to Direct Listing on NASDAQ. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury Regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those described below. Moreover, the discussion does not address any U.S. federal tax laws other than U.S. federal income tax laws (such as estate or gift tax laws or the Medicare tax on certain investment income) or any state, local, non-U.S. or other tax consequences. Accordingly, holders are urged to consult their own tax advisors to determine the specific tax consequences of the Conversion to Direct Listing on NASDAQ to them.

For U.S. federal income tax purposes, holders of ADSs are treated as the owners of the underlying Shares. Accordingly, the Conversion to Direct Listing on NASDAQ should not constitute a taxable event for holders, and (1) a holder should not recognize a taxable gain or loss as a result of exchanging such holder’s ADSs for Shares, (2) the holding period of the Shares so received should include the holding periods of the ADSs exchanged therefor, and (3) the adjusted tax basis of such Shares should be the same as the adjusted tax basis of the ADSs exchanged therefor immediately before such exchange.

Part III:

Definitions

The following definitions apply to the Chairman’s Letter, Part II and the Notice of EGM

ADR Programme	means the trading of ADRs on NASDAQ and the deposit of ADSs pursuant to ICON’s Deposit Agreement , dated as of May 20, 1998, as amended and restated as of December 28, 2007

American Depositary Shares or ADS	American Depositary Shares each representing one ordinary Share and listed on NASDAQ under the symbol ‘ICLR’

American Depositary Receipt or ADR	an American Depositary Receipt representing receipt of an ADS or ADSs

Circular	this document

Conversion to Direct Listing on NASDAQ	the termination of the ADR Programme and the termination of the NASDAQ listing for the ADRs and replacement with a direct NASDAQ listing for Ordinary Shares

Company or ICON	ICON plc

CREST	the electronic paperless transfer and settlement system to facilitate the transfer of title of shares in uncertificated form operated by Euroclear UK & Ireland Limited

Directors or Board	the directors of ICON whose name appear on page 4 of this document

DTC	the Depository Trust Company, an entity which operates an electronic transfer and settlement system for equities listed on US stock exchanges

EU	European Union

Extraordinary General Meeting or EGM	the Extraordinary General Meeting of the Company convened for 3 p.m.(GMT) on 17 December 2012 at ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland.

Foreign Private Issuer	as defined in Rule 3b-4(c) of the United States Securities Exchange Act of 1934 as amended

Form of Proxy	the form of proxy for use at the EGM or any adjournment thereof

NASDAQ	the NASDAQ Stock Exchange

Irish Stock Exchange or ISE	the Irish Stock Exchange Limited

Irish Takeover Rules	the Takeover Panel Act 1997, Takeover Rules 2007 (as amended)

ISE Delisting or Cancellation of Secondary Listing	the cancellation pursuant to ISE Listing Rule 1.6 of admission to trading on ISE of the Shares

ISE Listing Rules	the Irish Stock Exchange Listing Rules for companies

Market Abuse Regulations	the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland (SI No. 342 of 2005)

Official List	the Official List of the Irish Stock Exchange

Prospectus Regulations	the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (SI No. 324 of 2005)

Record Conversion Date	means close of business on the business day (in New York) that falls prior to the date on which the Conversion to Direct Listing on NASDAQ is effective

Resolutions	the resolutions to be proposed at the EGM in the form set out in the Notice of EGM

SEC	the US Securities and Exchange Commission

Secondary Listing
a listing by the Irish Stock Exchange of equity securities of an Irish company with an overseas primary listing by virtue of which the issuer is subject to only some of the requirements of the ISE Listing Rules

Shareholder(s)	holder(s) of the Shares and Shareholder means any one of them

Shareholders Rights Regulations	Shareholders’ Rights (Directive 2007/36/EC) Regulations 2009 (SI No. 316 of 2009)

Shares or ICON Shares	fully paid ordinary shares of €0.06 each in the capital of the Company and Share means any one of them

Transparency Regulations	the Transparency (Directive 2004/109/EC) Regulations 2007 (SI No. 277 of 2007)

UK Corporate Governance Code
the UK Corporate Governance Code published by the Financial Reporting Council, which sets out standards of good practice in relation to board leadership and effectiveness, remuneration, accountability and relations with shareholders

APPENDIX

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 17 December 2012 at 3 p.m. to consider and, if thought fit, pass the following resolutions which are all inter-conditional.

SPECIAL BUSINESS

As an ordinary resolution:

To consider and, if thought fit, to pass, subject to the passing of Resolution 2 and Resolution 3, the following as an Ordinary Resolution (Resolution 1):

1.	“That the Conversion to Direct Listing on NASDAQ be and is hereby approved”

As special resolutions:

To consider and, if thought fit, to pass, subject to the passing of Resolution 1 and Resolution 3, the following as a Special Resolution (Resolution 2):

2.
“That the Articles of Association be and are hereby replaced with effect from the date hereof by the form of Articles of Association which have been signed for identification by the Company Secretary and which have been available for inspection on the Company’s website and at the registered office of the Company since 16 November 2012”

To consider and, if thought fit, to pass, subject to the passing of Resolution 2 and Resolution 3, the following as a Special Resolution (Resolution 3) and in substitution for the Buy Back Resolution passed at the Annual General Meeting of the Company on 19 July 2012:

3.
“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 212 of the Companies Act, 1990, as amended) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i)
The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on date of passing of this resolution;

	(ii)	The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)
The maximum price to be paid for any ordinary share shall be an amount equal to 115% of the NASDAQ Official Close Price (the “NOCP”) (as reported by NASDAQ) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.

The authority hereby conferred shall expire on the earlier of 16 June 2014 or the date of the next Annual General Meeting of the Company or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of section 215 of the Companies Act 1990. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority herby conferred had not expired"

By the Order of the Board,

Diarmaid Cunningham
Company Secretary
16 November, 2012

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18
Ireland